Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S&T Bancorp, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-113714 and No. 333-108174 on Form S-3 and No. 333-48549, No. 333-69403 and No. 333-111557 on Form S-8) of S&T Bancorp, Inc. of our reports dated February 29, 2008, with respect to the consolidated balance sheet of S&T Bancorp, Inc. as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of S&T Bancorp, Inc.

/s/ KPMG LLP

Pittsburgh, PA

February 29, 2008